September 12, 2006

BY EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Mara L. Ransom
Special Counsel
Office of Mergers and Acquisitions

Re:	Birner Dental Management Services, Inc.

Schedule TO-I filed August 31, 2006

SEC File No. 005-53665

Dear Ms. Ransom:

On behalf of our client, Birner Dental Management Services, Inc. (the “Company”), we are pleased to submit this response to the comments of the Staff, as set forth in a letter dated September 7, 2006 to Dennis N. Genty, Chief Financial Officer of the Company, regarding the Schedule TO-I referenced above (the “Schedule TO”).

The responses set forth herein have been reviewed and approved by the Company. For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the Company’s response (in bold).

To assist the Staff in reviewing the Schedule TO, we are delivering by overnight mail to you two copies of this letter and Amendment Number 1 to the Schedule TO.

Exhibit (a)(1)(i) – Offer to Purchase

1.

Comment: We note your indication that you are offering to purchase shares at a purchase price not greater than $28.00 nor less than $17.50 per share. We note that the range you have set is higher than what the staff has previously considered reasonable. Please advise us as to the basis for whether the range you have set constitutes a reasonable one.

United States Securities and Exchange Commission

September 12, 2006

Response: The Company has long engaged in the repurchase of its common stock. The board of directors of the Company believes that the repurchase of common stock is a prudent use of the Company’s financial resources given the Company’s business profile, recent trading volume and current market price of its common stock. The Company believes that investing in its common stock is an attractive use of the Company’s capital and an efficient means to provide value to the Company’s stockholders.

The range was established for bona fide business and fiduciary reasons and not for purposes of manipulating the market for the Company’s common stock or to disadvantage the shareholders. The Company’s management and board of directors believes that the Company’s common stock is significantly undervalued. Because of the light trading volume of the Company’s common stock (recently below 2,000 shares per day) on the Nasdaq Capital Market and the Company’s desire to purchase at least 175,000 shares of common stock, consistent with its fiduciary duties, after thorough deliberations the Company’s board of directors concluded that it was necessary to offer a significant premium over the recent trading price of the common stock in order to improve the Company’s chances of repurchasing 175,000 shares. The board of directors also believes that its fiduciary duty to shareholders to protect the Company’s assets required the low end of the range to be at or near the recent closing price of the common stock on the Nasdaq Capital Market.

The need to pay a premium because of the light trading volume coupled with the board’s fiduciary duty to expend as little of the Company’s assets as necessary to achieve its repurchase goal necessitates a relatively large Dutch auction range. The Company believes that the unique circumstances of its undervalued stock and light trading volume presents a compelling cause for a wider than average range.

The Company also believes that the wide range will provide a benefit to all of its shareholders whether they participate or not. If they choose to participate, the wider range allows shareholders more options to tender at a price they are comfortable with. If they choose not to participate, they benefit from the Company purchasing shares at the lowest possible price.

The Offer, page 6

1. Number of Shares; Priority of Purchases; Proration, page 6

2.

Comment: We note your indication here that you intend to commence payment on the tendered shares within ten business days after the expiration date. The disclosure in the Summary Term Sheet indicates that you do not expect to be able to commence payment for shares until approximately ten business days after the expiration date (emphasis added.) Considering it would appear that you might not start paying for tendered shares until the 10th day please advise us how this schedule complies with the prompt payment

United States Securities and Exchange Commission

September 12, 2006

.	requirement. Refer to Rule 14e-1(c) and Release 34-43069 (July 31, 2000), Commission Guidance on Mini-Tender Offers and Limited Partnership Tender Offers.

Response: We have amended Item 1 of the Schedule TO to clarify that we will commence payment within 10 days of the expiration date.

7. Conditions of the Offer, page 14

3.

Comment: In the “Avoidance of Rule 13e-3 Transaction” condition, we note that you indicate that you may amend or terminate the offer if the purchase of your shares would result in your common stock no longer being authorized for trading on the Nasdaq Capital Market. Please revise this condition to indicate under what circumstances your common stock might be no longer authorized for trading on the Nasdaq Capital Market, so that it is clear how this condition might be triggered.

Response: We have amended Item 4 of the Schedule TO to indicate the circumstances under which the Company common stock might no longer be traded on the Nasdaq Capital Market.

4.

Comment: A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, we note the reference to “threatened” in the “No Legal Prohibitions” Condition. Please revise to clarify the condition in accordance with this comment.

Response: We have amended Item 4 of the Schedule TO to delete the reference to “threatened.”

11. Source and Amount of Funds, page 26

5.

Comment: We note that the offer remains subject to a financing condition. In this regard, please note our position that a material change in the offer occurs when the offer becomes fully financed (i.e. the financing condition is satisfied) and that, accordingly, five days must remain in the offer or the offer must be extended upon the satisfaction or waiver of the financing condition. Please advise us of your intent in this regard.

Response: The Company has obtained a loan commitment from KeyBank National Association to finance the tender offer. The definitive and binding finance documents have been executed by the Company and KeyBank and were filed as exhibits to the Schedule TO. This commitment and execution of the loan documents essentially satisfies the financing condition. It is, however, anticipated that the loan will not be funded until after the expiration date of the tender offer. The Company intends only to draw the amount of funds necessary to cover the purchase price of the tendered shares and related expenses. In addition, the Company does not plan to draw on the loan if the tender offer is not consummated.

United States Securities and Exchange Commission

September 12, 2006

The Company believes the actual funding of the loan will not be a material change to the offer. The offer remains subject to a financing condition to protect the Company in the unlikely event that the committed loan is not funded by KeyBank due to circumstances beyond the Company’s control.

6.

Comment: Confirm to us when the financing is complete, you will file the relevant loan agreement as an exhibit in accordance with Item 1016(b) of Regulation M-A and that you will update this disclosure to provide information regarding the interest rate of the Loan.

Response: The relevant final loan agreements were filed with the Schedule TO as exhibits 99(b)(i) and 99(b)(ii). No additional documentation will be required to fund the loan.

7.	Comment: Please disclose whether you have any alternative financial arrangements in place in the event your primary financing plans fall through. See Item 1007(b) of Regulation M-A.

Response: We have amended Item 7 of the Schedule TO to disclose that the Company has no alternative financing plans if the current financing falls through.

12. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares, page 26

8.

Comment: We note the disclosure you have provided with respect to the beneficial ownership of share held by officers and directors. We note that some of them hold in excess of 5% and are subject to the reporting obligations of Section 13 of the Exchange Act. It appears that Schedules 13G have been filed by Messrs. F. Birner, M. Birner and Genty in the past, however, it is not clear under which subsection of Rule 13d-1 these filers are relying upon. We presume that these individuals are filing under either Rule 13d-1(c) or (d), however, this is not made clear on the face of the Schedules 13G. Further, it is not clear why amendments to these filings have not been made over the past 5-6 years as it would appear that the share ownership of each of these individuals has changed. Please advise.

Response: Messrs. F. Birner, M. Birner and Genty relied on Rule 13d-1(d) to file their original Schedule 13Gs in connection with the Company’s initial public offering. We are currently reviewing past Schedule 13G filings, and are advised that Messrs. F. Birner, M. Birner and Genty plan to file amended Schedule 13Gs.

United States Securities and Exchange Commission

September 12, 2006

If we can facilitate the Staff’s review of the Schedule TO, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 607-3571 or Jason Day at (303) 607-3720. Either of us may also be reached toll-free at (800) 525-2086. Our fax number is (303) 607-3600. Thank you again for your time and consideration.

Very truly yours,

FAEGRE & BENSON LLP

By: /s/ Douglas R. Wright

Douglas R. Wright

cc:	Frederic W.J. Birner, Chief Executive Officer, Birner Dental Management Services, Inc.
Dennis N. Gentry, Chief Financial Officer, Birner Dental Management Services, Inc.

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